

NEWS RELEASE

Summary Financial Data of Goldcorp Inc. and
Summary Pro Forma Financial Data
(All amounts in thousands of US$ except shares outstanding, per share amounts, and gold prices)

Toronto, January 14, 2005 – GOLDCORP INC. (GG: NYSE; G: TSX) presents, in connection with the offer by Goldcorp Inc. and Goldcorp Acquisition ULC to purchase all of the outstanding common shares of Wheaton River Minerals Ltd. (on the basis of 0.25 Goldcorp common shares for each Wheaton common share (the "Offer")), the following Summary Financial Data of Goldcorp Inc. and Summary Pro Forma Financial Data[1]:

The following tables present our summary historical consolidated financial information as at and for the years ended December 31, 2003 and 2002 and our consolidated financial information as at and for the nine months ended September 30, 2004, which financial statements are incorporated by reference in the Take Over Bid Circular, dated December 29,2004, filed with respect to the Offer. The tables also present our summary pro forma consolidated financial information as at and for the nine months ended September 30, 2004 and for the year ended December 31, 2003 after giving effect to our acquisition of all of the Wheaton common shares pursuant to the Offer. This information is derived from and should be read in conjunction with the financial statements and the related notes to those financial statements incorporated by reference or included in the Take Over Bid Circular. Copies of the financial statements and related notes incorporated by reference in the Take Over Bid Circular can be found at www.sedar.com and www.sec.gov.

The selected pro forma consolidated financial information set forth below should be read in conjunction with our unaudited pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of KPMG LLP thereon included in the Take Over Bid Circular. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of each of Goldcorp and Wheaton as at September 30, 2004 and gives pro forma effect to the acquisition of Wheaton by Goldcorp as if the transaction occurred on September 30, 2004. The pro forma consolidated statement of operations for the nine month period ended September 30, 2004 and for the year ended December 31, 2003 has been prepared from the unaudited statements of operations of each of Goldcorp and Wheaton for the nine months ended September 30, 2004 and from the audited statements of operations of each of Goldcorp and Wheaton for the year ended December 31, 2003 and gives pro forma effect to the acquisition of Wheaton as if the transaction occurred on January 1, 2003. Please refer to Appendix A of the Take Over Bid Circular for details of the pro forma adjustments and a reconciliation of the figures to US GAAP.

	Pro Forma as at September 30, 2004	Pro Forma as at December 31, 2003 [2]	Goldcorp Actual		
			As at September 30, 2004	As at December 31, 2003	As at December 31, 2002
Current assets	$ 629,578	-	$ 400,642	$ 423,290	$ 327,377
Non-current assets	$ 2,718,230	-	$ 248,272	$ 215,233	$ 130,372
Current liabilities	$ 89,427	-	$ 22,200	$ 61,070	$ 53,050
Long-term liabilities	$ 342,714	-	$ 86,647	$ 69,711	$ 55,778
Minority interest	$ 18,000	-	-	-	-
Shareholders' equity	$ 2,897,667	-	$ 540,067	$ 507,742	$ 348,921
Common shares outstanding (in 000's)	332,981	-	189,961	189,274	182,390

	Pro Forma for the Nine Months ended September 30, 2004	Pro Forma for the year ended December 31, 2003	For the Nine Months Ended September 30, 2004	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
Revenue	$ 444,867	$ 475,275	$ 139,144	$ 262,642	$ 185,194
Net earnings	$ 105,597	$ 122,413	$ 36,380	$ 98,804	$ 68,235
Basic earnings per share	$ 0.32	$ 0.37	$ 0.19	$ 0.54	$ 0.39
Ounces of gold produced	831,251	985,045	461,751	602,845	607,919
Ounces of gold sold	687,219	1,047,236	313,819	677,936	547,098
Ounces of silver sold	5,059,400	6,054,200	-	-	-
Pounds of copper sold	111,783,700	113,718,700	-	-	-
Average gold price realized per ounce	$ 401	$ 366	$ 402	$ 367	$ 312

[1] These figures are presented on a Canadian GAAP basis. For a reconciliation of the pro forma information to US GAAP, refer to Note 6 of Appendix A of the Take Over Bid Circular dated December 29, 2004.

[2] In accordance with the US and Canadian regulatory pronouncements, a Canadian GAAP pro forma balance sheet was not required

The following table sets forth, for the periods indicated, the basic earnings, book value and cash dividends declared per common share separately for Goldcorp and Wheaton on an historical basis and for Goldcorp on a pro forma consolidated basis.

	For the Nine Months Ended September 30, 2004	For the Year Ended December 31, 2003
Pro Forma Consolidated		
Basic earnings per share	$ 0.32	$ 0.37
Book value per share	$ 8.70	$ -[1]
Cash dividends per share	$ 0.08	$ 0.15
Goldcorp Historical		
Basic earnings per share	$ 0.19	$ 0.54
Book value per share	$ 2.84	$ 2.68
Cash dividends per share	$ 0.13	$ 0.27
Wheaton Historical		
Basic earnings per share	$ 0.15	$ 0.14
Book value per share	$ 1.29	$ 1.04
Cash dividends per share	$ -	$ -

[1] In accordance with the US and Canadian regulatory pronouncements, a Canadian GAAP pro forma balance sheet was not required to be prepared as at December 31, 2003.

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed a take-over bid circular with Canadian securities regulatory authorities and a registration statement and prospectus and tender offer statement with the United States Securities and Exchange Commission and Wheaton River has filed a directors' circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with the respect to the offer. Investors and shareholders are strongly advised to read the take-over bid circular and the registration statement and prospectus and tender offer statement (including the offer to purchase, letter of transmittal and related documents) and the related directors' circular and solicitation/recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement and certain other offer documents, as well as the directors' circular, at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Goldcorp at the address referred to below. YOU SHOULD READ THE TAKE-OVER BID CIRCULAR AND DIRECTORS' CIRCULAR CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury, **positive Cash Flow and Earnings** and **pays a Dividend twelve times a year! GOLDCORP** is **UNHEDGED** and currently **withholds one-third of annual gold production in anticipation of higher gold prices.** Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact: **Corporate Office:**

Ian J. Ball   145 King Street West
Investor Relations   Suite 2700
Telephone: (416) 865-0326   Toronto, Ontario
Toll Free: (800) 813-1412   M5H 1J8
Fax: (416) 361-5741   website: www.goldcorp.com
e-mail: info@goldcorp.com